245 Summer Street

Fidelity® Investments

Boston, MA 02210

January 26, 2017

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Salem Street Trust (the trust): File Nos. 002-41839 and 811-02105 Fidelity Strategic Dividend & Income Fund (the fund) Post-Effective Amendment No. 351

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(b) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 351 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing includes the Prospectuses and Statements of Additional Information for the fund(s) referenced above.  This year, the fund’s Advisor class prospectuses have been consolidated into one combined prospectus.  Therefore, differences have not been tagged to reflect changes since the solo prospectuses were last filed.  All other prospectuses and SAIs have been tagged to indicate modifications and editorial changes made since the filing of Post-Effective Amendment No. 343.

The principal purpose of this filing is to update the fund’s financial information for the fiscal year ended November 30, 2016.

This filing also serves to reflect any applicable Staff comments, and make other non-material changes.

An effective date of January 28, 2017 is elected by the trust pursuant to Rule 485(b).

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group